Exhibit 99.(a)(8)

FOR IMMEDIATE RELEASE

Contacts:	Media: Matthew Sherman / Jeremy Jacobs Joele Frank, Wilkinson Brimmer Katcher 212-355-4449	Investors: Richard Tennant iBasis, Inc. 781-505-7409 ir@ibasis.net

iBASIS FILES LAWSUIT AGAINST ROYAL KPN SEEKING INJUNCTION TO STOP KPN’S GROSSLY INADEQUATE TENDER OFFER

BURLINGTON, MASS. — August 3, 2009 — iBasis, Inc. (NASDAQ: IBAS) today announced that it has filed a complaint in the Court of Chancery of the State of Delaware against Royal KPN N.V. (AMS: KPN and OTC: KKPNY.PK) (“KPN”), other KPN entities and certain members of KPN’s management and Supervisory Board based on fraud and breach of KPN’s fiduciary duties to iBasis and its minority stockholders.  In its complaint, iBasis seeks declaratory and injunctive relief to, among other things, stop KPN’s grossly inadequate tender offer.

iBasis asserts in its complaint, among other things, its view that KPN’s offer should be enjoined because it is an attempt to acquire the public shares of iBasis at a grossly inadequate and unfair price, and that the KPN offer is inadequate, false and misleading, preventing iBasis stockholders from making an informed decision about whether to tender their shares.  KPN’s offer must also be enjoined because it is the product of KPN’s breaches of fiduciary duty in furtherance of a scheme to artificially depress iBasis’ stock price so that KPN can purchase the minority’s shareholdings while that market price is depressed.

On July 30, 2009, iBasis announced that the Special Committee of its Board of Directors unanimously determined that KPN’s unsolicited tender offer to acquire all of the outstanding shares of iBasis common stock not owned by KPN and its affiliates for $1.55 per share in cash is grossly inadequate and not in the best interests of iBasis’ minority stockholders.  Accordingly, the Special Committee has recommended, on behalf of iBasis, that the minority stockholders reject KPN’s offer and not tender their shares pursuant to the offer.

Gibson, Dunn & Crutcher LLP is serving as independent legal counsel to the Special Committee.

Stockholders with questions about the Special Committee’s recommendation or how to withdraw any tender of their shares may call the Special Committee’s information agent, Innisfree M&A Incorporated, toll-free at 888-750-5834.

About iBasis

Founded in 1996, iBasis (NASDAQ: IBAS) is a leading wholesale carrier of international long distance telephone calls and a provider of retail prepaid calling services and enhanced services for mobile operators. iBasis customers include KPN, KPN Mobile, E-Plus, BASE, TDC and many other large telecommunications carriers such as Verizon, Vodafone, China Mobile, China Unicom, IDT, Qwest, Skype, Telecom Italia, and Telefonica.  The Company carried approximately 24 billion minutes of international voice traffic in 2008. The Company can be reached at its worldwide headquarters in Burlington, Mass., USA at +1 781-505-7500 or on the Internet at www.ibasis.com.

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iBasis is a registered mark of iBasis, Inc. All other trademarks are the property of their respective owners.

This press release contains “forward-looking statements”. These statements relate to expectations concerning matters that (i) are not historical facts, (ii) predict or forecast future events or results, or (iii) embody assumptions that may prove to have been inaccurate. These forward-looking statements involve risks, uncertainties and assumptions and may contain words such as “believe”, “anticipate”, “expect”, “estimate”, “project”, “intend”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meaning. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it does not give any assurance that such expectations will prove correct. The actual results may differ materially from those anticipated in the forward-looking statements as a result of numerous factors, many of which are beyond the control of the Company. Important factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the factors discussed in the sections entitled “Risk Factors” and “Critical Accounting Policies and Estimates” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the SEC (collectively, the “Periodic Reports”). All forward-looking statements attributable to the Company are expressly qualified in their entirety by the factors that may cause actual results to differ materially from anticipated results. The Company undertakes no duty or obligation to revise these forward-looking statements. Please refer to the risk factors described in the Periodic Reports as well as other documents the Company files with the SEC from time to time.

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